November 12, 2012

Jonathan Wiggins

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	UAN Power Corp. Form 10-K Filed October 15, 2012 File No. 001-34488

On behalf UAN Power Corp., a Delaware corporation (the “Company”, “we”, “us”, “our”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission (the “Commission”) comment letter dated October 25, 2012. The Company’s responses to the Staff’s comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following.

Report of Independent Registered Public Accounting Firm, page F-1

1.	Comment: Please have your auditor revise the audit report to include the state in which the firm is located by filing an amendment to Form 10-K. Refer to Rule 2-01(a) of Regulation S-X.

Response: We respectfully note your comment and Yichien Yeh, CPA have revised the information on the audit report in Amendment No. 1 of the Form 10-K.

Balance Sheets, page F-3

2.	Comment: We note your disclosure on F-12 that indicates you will own 66% of the joint venture with Mr. Yuan-Hao Chang. In that regard, please tell us why you have not consolidated the venture in your financial statements.

Response: We respectfully note your comment and hereby provide you additional information regarding our joint venture with Mr. Yuan-Hao Chang. We have made the appropriate disclosure in the financial statements and footnotes (Refer to Note 4 and 10) of the Form 10-K filed on October 15, 2012.

Pursuant to the agreement, the Company will own 66% and shall contribute $462,000 as initial capital before October 31, 2012. As of June 30, 2012, the Company has contributed approximately $320,000, therefore the capital contribution is incomplete.

In addition, the establishment of the Joint Venture business is contingent upon approval of the Joint Venture’s Capital Contribution Verification Report, Business License and Permits from the State Administration of Industry and Commerce (SAIC) of China. The contributed amount will be returned to the Company if we are not able to receive approval from the State Administration of Industry and Commerce (SAIC) of China.

As a result, we have disclosed the $320,000 as advanced prepayments and have not consolidated the joint venture in our financial statements as of June 30, 2012.

UAN Power Corp.
Form 10-K
Filed October 15, 2012
File No. 001-34488

On behalf of the Company, the undersigned hereby confirms and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please contact me by phone at 586-530-5605, or by e-mail at ppatel@uanusa.com.

Sincerely,

/s/ Parashar Patel

Parashar Patel

Chief Executive Officer and Director